FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2006

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

NOTICE TO HOLDERS OF

AMERICAN DEPOSITARY SHARES

EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS OF

ABBEY NATIONAL PLC

CUSIP # 002920700

18,000,000 American Depositary Shares, Series B

representing Non-cumulative Dollar Preference Shares, Series B

Abbey National plc hereby confirms that it has given notice that on November 9, 2006 (the “Redemption Date”) it will redeem all of the outstanding Non-cumulative Dollar Preference Shares, Series B, at the redemption price of US $25.92 per American Depositary Share (the “ADS”). The accrued pro rata dividends from the date of the last dividend payment August 9, 2006 to November 9, 2006 will be payable to the record holders as of October 26, 2006 in an amount of US $0.4609 per ADS. Certificates representing American Depositary Receipts should be presented with a signed completed Letter of Transmittal for redemption to:

The Bank of New York

By Mail:	By Hand or Overnight Courier:
The Bank of New York	The Bank of New York
Tender & Exchange – 11 West	101 Barclay Street
P.O. Box 11248	Receive & Deliver Window
Church Street Station	New York, New York 10286
New York, New York 10286-1248

For Information Telephone:	(800) 507-9357

After the Redemption Date, all Series B ADSs shall no longer be deemed to be outstanding and all rights including dividends to such ADSs shall cease and terminate, except the rights of the ADS holders to receive funds deposited with The Bank of New York as Redemption Agent, without interest.

It is recommended that all certificates forwarded by mail be sent Registered Mail with Return Receipt and properly insured.

Should you require additional information please contact The Bank of New York at the toll free number listed above.

Dated: October 24, 2006

For and on behalf of

Abbey National plc

Contacts

Jo Wainwright (AFM Legal)

+ 44 207 756 4723

Jon Burgess (Head of Investor Relations)

+ 44 207 756 4182

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 24th October 2006	By /s/ Jason Wright
(Authorised Signatory)